UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

May 11, 2015

EXELIS INC.

(Exact name of Registrant as specified in its charter)

Indiana	001-35228	45-2083813
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1650 Tysons Boulevard, Suite 1700

McLean, Virginia

(Address of principal executive offices) (Zip Code)

(703) 790-6300

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Item 8.01 Other Events

As previously disclosed, on February 5, 2015, Exelis Inc. (“Exelis,” “we” or the “Company”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Harris Corporation (“Harris”) and Harris Communication Solutions (Indiana), Inc., a wholly owned subsidiary of Harris (“Merger Sub”), pursuant to which Exelis will be merged with and into Merger Sub (the “merger”), with Exelis continuing as the surviving corporation in the merger and a wholly owned subsidiary of Harris.

This Current Report on Form 8-K is being filed in connection with a Memorandum of Understanding (the “MOU”) regarding the settlement of certain litigation related to the Merger Agreement.

As contemplated by the MOU, Exelis and Harris are providing certain additional disclosures to those contained in the definitive proxy statement/prospectus mailed on or about April 24, 2015 to the Exelis shareholders of record as of the close of business on April 14, 2015 (the “proxy statement/prospectus”) in connection with the solicitation of proxies for use at the special meeting of shareholders of Exelis to be held on May 22, 2015, at 9:00 A.M., local time, at 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102. The purpose of the special meeting is to (1) consider and vote on a proposal to approve the Merger Agreement; (2) consider and vote on a proposal to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to Exelis’ named executive officers in connection with the merger; and (3) consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement or to ensure that any supplement or amendment to the proxy statement/prospectus is timely provided to the Exelis shareholders. The Exelis board of directors previously fixed April 14, 2015 as the record date for the purpose of determining the shareholders who are entitled to receive notice of, and to vote at (in person or by proxy), the special meeting.

Exelis’ board of directors unanimously determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of Exelis and its shareholders, and unanimously recommended that the Exelis shareholders vote to approve the Merger Agreement.

THE EXELIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, “FOR” THE MERGER-RELATED NAMED EXECUTIVE OFFICER COMPENSATION PROPOSAL, AND “FOR” THE APPROVAL OF THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY.

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Litigation Related to the Merger

As previously disclosed on pages 25 and 102 of the proxy statement/prospectus under the caption “Litigation Related to the Merger,” two putative class action lawsuits, captioned McGill v. Hake et al., Case No. 1:15-cv-00217, and The George Leon Family Trust, et al. v. Exelis Inc., et al., Case No. 1:15-cv-00466, which are referred to collectively as the shareholder litigation, have been filed by purported Exelis shareholders in the United States District Court for the Southern District of Indiana (the “Court”) against Exelis, the members of Exelis’ board of directors, Harris and Merger Sub in connection with the announcement of the merger. The two actions were consolidated by order of the Court dated April 20, 2015. The operative complaint alleges, among other things, that the directors of Exelis have breached their fiduciary duties owed to shareholders by approving the proposed acquisition of Exelis by Harris, that Exelis, Harris and Merger Sub have aided and abetted the directors of Exelis in breaching their fiduciary duties, and that Exelis and its directors have made untrue statements of material fact and omitted material facts in the Registration Statement filed in connection with the merger, in violation of federal securities laws. Among other things, the shareholder litigation seeks to enjoin the merger.

Exelis, Harris, Merger Sub, and their respective directors believe that the shareholder litigation and the underlying claims are without merit.

On May 11, 2015, counsel for the parties in the above-described lawsuit (as consolidated) entered into the MOU, in which they agreed on the terms of a settlement of the consolidated action, including the dismissal with prejudice of the action and a release of all claims made therein against all of the defendants. The proposed settlement is conditioned upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the merger, and final approval of the proposed settlement by the Court. In addition, in connection with the settlement and as provided in the MOU, the parties contemplate that plaintiffs’ counsel will seek an award of attorneys’ fees and expenses as part of the settlement. There can be no assurance that the merger will be consummated, that the parties ultimately will enter into a stipulation of settlement, or that the Court will approve the settlement even if the parties enter into such stipulation. If the settlement conditions are not met, the proposed settlement as contemplated by the MOU would become void. The settlement will not affect the amount of the merger consideration that Exelis stockholders are entitled to receive in the merger.

The defendants deny all fault or liability and deny that they have committed any unlawful or wrongful act alleged in the consolidated action described above or otherwise in relation to the merger, and believe that no further disclosure is required to supplement the proxy statement/prospectus under any applicable laws. The defendants have agreed to the terms of the proposed settlement described above solely to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation, including the risk of delaying or adversely affecting the merger.

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Additional Disclosures Required by the Memorandum of Understanding

Set forth below are the additional disclosures required to be made in accordance with the MOU. The disclosures appear below the appropriate section headings that correspond to the sections in the proxy statement/prospectus. These additional disclosures should be read in conjunction with the proxy statement/prospectus, which we urge you to read in its entirety. Defined terms used but not defined herein have the meanings set forth in the proxy statement/prospectus. Without admitting in any way that any of the disclosures below are material or required by the federal securities laws, state fiduciary law, or any other applicable rule, statute, regulation or law, Exelis and Harris make the following additional disclosures:

The Merger – Background of the Merger

Continuing Involvement of Exelis Directors and Officers with Harris

There have not been any substantive discussions between Exelis and Harris regarding post-merger employment of any of Exelis’ executive officers by Harris, or regarding post-merger board membership of any director or officer of Exelis on the Harris board of directors.

The Merger – Recommendation of the Exelis Board; Exelis’ Reasons for the Merger

Synergies

The second bullet point on page 80 of the proxy statement/prospectus refers to run rate synergies of approximately $115 million that Exelis management estimated could potentially result from the merger. Those synergies were expected to result from a combination of headquarters consolidation and related public company costs, other functional efficiencies and consolidations, supply chain efficiencies and other overhead reductions.

The Merger – Opinion of J.P. Morgan

Public Trading Multiples Analysis for Exelis

On page 86 of the proxy statement/prospectus, the table under the caption “Trading Multiples” is replaced in its entirety by the following, which presents the results of J.P. Morgan’s analysis on a company-by-company basis:

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	FV to EBITDA	Adjusted FV to EBITDAP	FAS/CAS Adjusted FV to FAS/CAS Adjusted EBITDAP
Defense
Lockheed Martin Corporation	9.6x	9.4x	10.9x
General Dynamics Corporation	9.8x	9.7x	9.8x
Raytheon Company	9.3x	8.3x	10.5x
Northrop Grumman Corporation	9.6x	11.7x	11.0x
L-3 Communications Holdings, Inc.	10.7x	10.5x	10.8x
Harris	7.8x	7.8x	7.8x
Huntington Ingalls Industries, Inc.	7.3x	7.6x	7.9x

Low	7.3x	7.6x	7.8x
High	10.7x	11.7x	11.0x
Median	9.6x	9.4x	10.5x
Mean	9.2x	9.3x	9.8x

Service
Booz Allen Hamilton Inc.	10.4x	10.4x	10.4x
Leidos, Inc.	9.1x	9.1x	9.1x
CACI International Inc.	10.1x	10.1x	10.1x
Science Applications International Corporation	9.4x	9.4x	9.4x
ManTech International Corporation	9.0x	9.0x	9.0x

Low	9.0x	9.0x	9.0x
High	10.4x	10.4x	10.4x
Median	9.4x	9.4x	9.4x
Mean	9.6x	9.6x	9.6x

Public Trading Multiples Analysis for Harris

On page 90 of the proxy statement/prospectus, the table under the caption “Trading Multiples” is replaced in its entirety by the following, which presents the results of J.P. Morgan’s analysis on a company-by-company basis:

FV to EBITDA
Lockheed Martin Corporation	9.6x
General Dynamics Corporation	9.8x
Raytheon Company	9.3x
Northrop Grumman Corporation	9.6x
L-3 Communications Holdings, Inc.	10.7x
Huntington Ingalls Industries, Inc.	7.3x
Exelis	6.8x

Low	6.8x
High	10.7x
Median	9.6x
Mean	9.0x

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Services not Related to the Merger

The third full paragraph on page 93 of the proxy statement/prospectus refers to J.P. Morgan’s involvement as a joint lead arranger, joint bookrunner and agent on a 2015 Exelis credit facility. This credit facility is Exelis’ five-year competitive advance and revolving credit facility, which provides for a senior unsecured revolving credit facility in an aggregate principal amount of up to $500,000,000, which may be increased, at the request of Exelis and with the consent of the participating lenders, up to an aggregate of $200,000,000, for a maximum aggregate principal amount of $700,000,000. Exelis expects that this credit facility will be terminated in connection with the closing of the merger.

The Merger – Certain Exelis Financial Projections

Unaudited Exelis Projections of Exelis

On page 96 of the proxy statement/prospectus, the second table under the caption “Exelis’ Adjusted Projections of Exelis” is amended to insert the following additional rows, setting forth information that was included in Exelis’ Projections of Exelis provided by Exelis management to J.P. Morgan and the Exelis board of directors:

($ in millions)	Forecast CY 2014	Forecast CY 2015	Forecast CY 2016	Forecast CY 2017	Forecast CY 2018	Forecast CY 2019
EBIT	$408	$425	$435	$441	$452	$460
Unlevered Free Cash Flow	$111	$280	$252	$233	$288	$301

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis and Harris, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that

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may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the Merger Agreement; and the risks that are described from time to time in Exelis’ and Harris’ respective reports filed with the SEC, including Exelis’ Annual Report on Form 10-K for the year ended December 31, 2014 (as amended by Annual Report on Form 10-K/A filed on April 6, 2015), and Harris’ annual report on Form 10-K for the year ended June 27, 2014 and quarterly reports on Form 10-Q for the quarters ended September 26, 2014, and January 2, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Harris has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 (Reg. No. 333-202539), containing a proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF EXELIS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus has been mailed to shareholders of Exelis. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.harris.com, or from Exelis at its web site, www.exelisinc.com, or 1650 Tysons Blvd., Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

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Participants In Solicitation

Exelis and Harris and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, Exelis’ and Harris’ respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 (Reg. No. 333-202539), as amended, and in Exelis’ and Harris’ respective Form 10-Ks, as amended, for the year ended December 31, 2014 in respect of Exelis and for the year ended June 27, 2014 in respect of Harris.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXELIS INC.

By:	/s/ James J. Wallace
Name: James J. Wallace
Title: Deputy General Counsel and Assistant Secretary

Date: May 11, 2015

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